Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Replidyne, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-135954) on Form S-8 of Replidyne, Inc. of our report dated February 23, 2009, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (deficit), preferred stock and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Replidyne, Inc.
/s/ KPMG LLP
Boulder, Colorado
February 23, 2009